Exhibit 4.49

Strictly Confidential

Supplemental Agreement to the Investment Agreement

This Supplemental Agreement to the Investment Agreement (the “Supplemental Agreement”) was entered into by the following parties in accordance with relevant Chinese laws, regulations and rules on December 13, 2017:

Investor: Zhongjin Qizhi (Shanghai) Equity Investment Center (Limited Partnership)

Investee: iKang Health Technology Group Co., Ltd.

Whereas:

1. Zhongjin Zhide Equity Investment Management Co., Ltd. (“Zhongjin Zhide”) and the Investee signed the Investment Agreement (“Investment Agreement”) on December 11, 2015, stipulating that Zhongjin Zhide will provide a loan of RMB 300 million (“Loan Principal”) to the Investee for 24 months, starting from the actual loan date (December 22, 2015) on which Zhongjin Zhide grants the loan. The Investment Agreement also arranged other matters related to investment of Zhongjin Zhide in the Investee.

2. The Investor and Zhongjin Zhide signed the Transfer Agreement on March 11, 2016, stipulating the transfer of all the rights and obligations of Zhongjin Zhide under the Investment Agreement to the Investor.

The Parties agree to clarify, supplement and revise relevant arrangements under the Investment Agreement as follows:

I.                                        Extension of the loan term. The Loan Principal is deferred for 12 months (the “Deferred Loan Term”) based on the original loan term (from December 22, 2015 to December 21, 2017), that is, the loan maturity date is extended from December 21, 2017 to December 21, 2018.

II.                                   Payment for interest already incurred. The interest on the Loan Principal accrued from December 22, 2015 to December 21, 2017 totaled RMB 60 million (“Interest Incurred”) shall be paid within 20 working days after December 21, 2017 to the following bank account of the Investor:

Beneficiary: Zhongjin Qizhi (Shanghai) Equity Investment Center (Limited Partnership)

Bank: China Merchants Bank, Shanghai Branch

Account: 121918334210901

For any overdue Interest Incurred,a fine will be accrued immediately from the due date at an annualized rate of 10% of the overdue amount, until the Interest Incurred is fully paid.

III.                              Follow-up arrangements. The Parties agree that during the Deferred Loan Term the Loan Principal will be used as follows:

(1)             If iKang dental business segment or the consumer healthcare business segment of the Investee is financed separately, the Investor will have right of first refusal over other investors to invest part of the Loan Principal into the aforementioned business segments in the form of equity (“Separate Segment Financing”) under the same commercial conditions. The maximum amount of the Investor’s participation in Separate Segment Financing shall not exceed RMB 150 million. The specific amount shall be determined by the Investor in accordance with the then-current business situation;

(2)             The interest on the part of the Loan Principal involved in Separate Segment Financing in accordance with the preceding paragraph will not be calculated during the Deferred Loan Term. The interest of the remaining Loan Principal shall continue to be charged at an annualized rate of 10%. The Investee shall repay the principal and interest after the expiration of the Deferred Loan Term.

IV.                               Immediate repayment arrangements. Notwithstanding the foregoing, if, due to some reason, the Investor is not able to complete the investment in iKang dental business segment or the consumer healthcare business segment of the Investee to the satisfaction of the Investor before June 30, 2018, the Parties may negotiate a new investment plan. If the negotiation fails, the Investor has the right to request the Investee to immediately repay the entire Loan Principal and the interest calculated at an annualized rate of 10%.

V.                                    During the Deferred Loan Term, if there are other financing opportunities relating to business segments of the Investee other than iKang dental business segment or consumer healthcare business segment, the Investor will have right of first refusal to invest under the same commercial conditions.

VI.                               Other terms of the Investment Agreement remain unchanged.

VII.                          This Supplemental Agreement shall enter into force on the date of signing by the Parties.

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(Signature page to the Supplementary Agreement of the Investment Agreement)

Investor: Zhongjin Qizhi (Shanghai) Equity Investment Center (Limited Partnership)

(Authorized Representative):

Investee: iKang Health Technology Group Co., Ltd.

(Authorized Representative):